

June 30, 2006

<u>Via Facsimile (212) 378-2734 and U.S. Mail</u>

Michael A. Becker, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005

RE: **XL Capital Ltd**
Schedule TO-I filed June 6, 2006, as amended
Supplemental Response received June 22, 2006
File No. 5-45271

Dear Mr. Becker:

We have the following comments on the above-referenced filings. Please be advised, we will not consider additional responses absent an amended Schedule TO.

General

1. The staff is still considering your response to prior comment one.

2. We note your response to prior comment two. If it is determined that the LTIP award is a security, we believe the SCA should be identified as a filing person on your Schedule TO.

3. We note your response to prior comment three. If it is determined that the LTIP award is a security, please enhance your analysis to address in greater detail the basis for your reliance on Rule 701.

4. We note your response to prior comment five. It appears to the staff that your offer does not comply with the global exemptive order which is explicitly limited by its terms to tender offers for options. As you are making an offer on an "all or none" basis for the options and common stock of holders your offer does not appear consistent with the relief granted. Please expand your analysis to address in greater detail why you believe that Rule 13e-4(f)(8) should not be applicable to your offer. In the alternative, please revise your offer so that it is consistent with either Rule 13e-4(f)(8) or the global exemptive order.

June 30, 2006
XL Capital LTD

Schedule TO

5.   We note your response to prior comment six. We advise you that given the undefined
        terms in your offer, we are unable to determine whether the disclosure you propose,
        which the staff has not had an opportunity to review, would provide would be adequate to
        satisfy Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A. Please
        substantially expand your disclosure to explain how investors will determine the value
        they will receive as a result of the offer.

6.   Absent an opportunity to review revised disclosure, the staff will be unable to determine
        whether your responses to comments seven through twenty address the staff's concerns.
        With regard to your response to prior comment eleven, however, please expand your
        disclosure to discuss your prompt payment obligation. There exists no concept of
        "prompt acceptance" under the Rule 13e-4. If you believe that "acceptance" constitutes
        "payment" as defined in Rule 13e-4(f)(5), please include disclosure to that effect.

Closing Information

Please amend the your filing to comply with our comments. You should include a letter
responding to each comment, noting the location of the change in the revised material. If you
believe a comment raised in this letter is inappropriate or feel that no change is required, indicate
your position and the basis for that position in your response letter. Please also note the location
of any material changes made for reasons other than in response to our comments. We may have
additional comments based upon our receipt of the revised materials and your response to our
comments. Please be advised that you may be required to extend this offer in order to allow
security holders to assimilate the new disclosure about the offer provided in response to our
comments.

In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Corporation Finance in our review of your filing or in
response to our comments on your filing. Direct any questions to me at (202) 551-3345.

                                                Sincerely,

                                                Michael Pressman
                                                Special Counsel
                                                Office of Mergers & Acquisitions